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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 7)*



                                  Sbarro, Inc.
        ----------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
        ----------------------------------------------------------------
                         (Title of Class of Securities)

                                   805844 10 7
                         ------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (2-95)
                               Page 1 of 3 pages

                                       13G

---------------------                                          -----------------
CUSIP No. 805844 10 7                                          Page 2 of 3 Pages
---------------------                                          -----------------

================================================================================
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Mario Sbarro
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [_]
                                                                        (b) [_]


--------------------------------------------------------------------------------
3        SEC USE ONLY



--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.

--------------------------------------------------------------------------------
                                    5        SOLE VOTING POWER

                                             1,909,630

                              --------------------------------------------------
         NUMBER OF                  6        SHARED VOTING POWER
          SHARES
       BENEFICIALLY                          2,507,574
         OWNED BY
           EACH               --------------------------------------------------
         REPORTING                  7        SOLE DISPOSITIVE POWER
          PERSON
           WITH                              1,909,630

                              --------------------------------------------------
                                    8        SHARED DISPOSITIVE POWER

                                             2,507,574

--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,417,204

--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                           [_]


--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         21.37%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

         IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1745 (2-95)
                                Page 2 of 3 pages

                                 AMENDMENT NO. 7
                                       TO
                                  SCHEDULE 13G
                                  ------------

         Except as to Item 4, no change has occurred with respect to the answer to any item of this schedule from the information last reported in response to such item.

Item 4.  Ownership.  As of December 31, 1996:

         (a)   Amount beneficially owned:    4,417,204

         (b)   Percent of class:              21.37%

         (c)   Number of shares as to which such person has:

               (i)   Sole power to vote or direct the vote: 1,909,630 (1)

               (ii)  Shared power to vote or direct the vote:  2,507,574 (2)

               (iii) Sole power to dispose or direct the disposition of:
                     1,909,630 (1)

               (iv)  Shared power to dispose or direct the disposition of:
                     2,507,574 (2)
         ---------------------------------------
         (1) Includes 270,000 shares which are not outstanding but are subject to issuance upon exercise of options held by the undersigned that are presently exercisable.
         (2) Includes (a) 6,450 shares held by a family foundation of which the undersigned is one of three directors, (b) 2,497,884 shares held by The Carmela Sbarro Trust of which is undersigned is a trustee and (c) 3,240 shares owned by one of the undersigned's children who lives in the undersigned's household. The reporting of these shares should not be construed as an admission that the undersigned is, for purposes of
         Section 13 of the Securities Exchange Act of 1934 (as amended) or or otherwise, the beneficial owner of these shares.


                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 10, 1997


                                                   /s/   Mario Sbarro
                                                   ---------------------
                                                   Mario Sbarro


SEC 1745 (2-95)
                                Page 3 of 3 pages